TEEKAY OFFSHORE PARTNERS L.P.

4th Floor, Belvedere Building,

69 Pitts Bay Road,

Hamilton HM 08, Bermuda

Telephone: (441) 298-2530

Fax: (441) 292-3931

August 26, 2015

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Teekay Offshore Partners L.P.

Registration Statement on Form F-3

Filed August 19, 2015

File No. 333-206461

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Teekay Offshore Partners L.P. (the “Company”) hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that it becomes effective at 3:00 p.m., Eastern Time, on August 28, 2015, or as soon thereafter as practicable.

The Company acknowledges that:

(1) If the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declares the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2) The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3) The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

TEEKAY OFFSHORE PARTNERS L.P.

By: Teekay Offshore GP, L.L.C., its general partner

By:	/s/ Peter Evensen
Name:	Peter Evensen
Title:	Chief Executive Officer and
Chief Financial Officer

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